FORM 4                                __ Check here if no longer subject
                                         to Section 16. Form 4 or Form 5
                                         obligations may continue. See
                                         Instructions 1(b).


                    U.S. Securities and Exchange Commission
                             Washington, D.C.  20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

    Schauer, Albert Christian
    5512 Bobwhite
    Kalamazoo, MI  49009

2.  Issuer Name and Ticker or Trading Symbol

    Triple S Plastics, Inc. (TSSS)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    October 1999

5.  If Amendment, Date of Original  (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer (Check all applicable)

    X Director                         10% Owner

    X Officer (give title below)       Other (specify below)

    Chief Executive Officer

7.  Individual or Joint/Group Filing (check applicable line)

    X Form filed by One Reporting Person

      Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1:  Common Stock
    Line 2:  Common Stock
    Line 3:  Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1:  10/25/99
    Line 2:  10/27/99
    Line 3:  10/27/99

3.  Transaction Code (Instr. 8)

    Code  Lines 1, 2 and 3: P

    V     N/A

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3,4and5)

    Amount   Line 1:  2,000
             Line 2:  2,000
             Line 3:  1,000

    A or D   Lines 1, 2 and 3:  A

    Price     Line 1: $10.50
              Line 2: $10.25
              Line 3: $10.50

5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)

    Total Securities: 36,000

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    Direct: 33,000     Indirect: 3,000

7.  Nature of Beneficial Ownership (Instr. 4)

    For grandchildren

Table II - Derivative Securities Acquired, Disposed of, or
           Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security  (Instr. 3)

    Line 1: Employee Stock Option Grant(1)
    Line 2: Option to Purchase
    Line 3: Option to Purchase
    Line 4: Option to Purchase
    Line 5: Option to Purchase

2.  Conversion or Exercise Price of Derivative Security

    Line 1: $3.13
    Line 2: $5.00
    Line 3: $8.50
    Line 4: $6.56
    Line 5: $4.88

3.  Transaction Date (Month/Day/Year)

    Line 1: 5/14/99
    Line 2: 7/25/96
    Line 3: 7/23/97
    Line 4: 6/30/98
    Line 5: 7/23/99

4.  Transaction Code (Instr. 8)

    Code  Lines 1-5: A

    V     N/A

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4, and 5)

    A     Line 1: A

    D     N/A

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Date Exercisable   Line 1: 5/14/00
                       Line 2: 1/25/97
                       Line 3: 1/23/98
                       Line 4: 12/30/98
                       Line 5: 1/23/99

    Expiration Date    Line 1: 5/14/09
                       Line 2: 7/25/06
                       Line 3: 7/23/07
                       Line 4: 6/30/08
                       Line 5: 7/23/09

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Title                        Lines 1-5: Common Stock

    Amount or number of shares   Line 1: 470,000
                                 Line 2:   3,000
                                 Line 3:  10,000
                                 Line 4:  10,000
                                 Line 5:  20,000

8.  Price of Derivative Security (Instr. 5)

    Line 1: $3.13
    Line 2: $5.00
    Line 3: $8.50
    Line 4: $6.56
    Line 5: $4.88

9.  Number of Derivative Securities Beneficially Owned at End of
    Month (Instr. 4)

    513,000

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I) (Instr. 4)

    D

11. Nature of Indirect Beneficial Ownership (Instr. 4)



Explanation of Responses:

(1) The option vests in five annual installments beginning May 14, 2000 at the rate of 20% per year.


Albert C. Schauer                          10/29/99
**Signature of Reporting Person            Date

**Intentional misstatements of omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
      Instruction 6 for procedure.